*PU

[redacted]

11022302

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

FACING PAGE

OMB APPROVAL
OMB Number: 3235-0123 Expires: April 30, 2013 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-67162

SEC Mail Processing
Section

MAY 27 2011

Washington, DC
110

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/10 AND ENDING 3/31/11

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Investec Securities (US) LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue, 15th Floor
(No. and Street)

New York	**NY**	**10103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Franco **212-259-5608**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square	**New York**	**New York**	**10036-6523**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PN

OATH OR AFFIRMATION

I, **Thomas J. Franco**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Investec Securities (US) LLC** as of **March 31, 2011** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

STEVEN ROSS FRANK
Notary Public, State of New York
No. 01FR6198690
Qualified in Suffolk County
Commission Expires December 29, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Investec Securities (US) LLC:

We have audited the accompanying statement of financial condition of Investec Securities (US) LLC (the "Company") as of March 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investec Securities (US) LLC at March 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

May 25, 2011

Investec Securities (US) LLC

Statement of Financial Condition

March 31, 2011

Assets	
Cash and cash equivalents	$ 273,572
Receivable from clearing broker	5,468,212
Research fees receivable	145,916
Total assets	$ 5,887,700
Liabilities and member's equity	
Liabilities:	
Accrued employee compensation	$ 953,500
Due to Holdings	302,281
Accrued expenses	61,500
Total liabilities	1,317,281
Member's equity	4,570,419
Total liabilities and member's equity	$ 5,887,700

The accompanying notes are an integral part of the statement of financial condition.

Investec Securities (US) LLC

Notes to Statement of Financial Condition

March 31, 2011

1. Organization and Nature of Business

Investec Securities (US) LLC (the "Company") is a wholly owned subsidiary of Investec USA Holdings Corp. ("Holdings") whose ultimate parent is Investec plc ("Investec"), a London Stock Exchange listed company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company serves as an intermediary on behalf of foreign affiliates in accordance with SEC Rule 15a-6 whereby the Company distributes third party affiliate research, intermediates foreign equity transactions and acts as U.S. placement agent for foreign equity offerings in the U.S. Further, the Company effects transactions in American Depository Receipts ("ADR's"), ordinary shares of foreign securities and U.S. equities. The Company clears its securities transactions on a fully-disclosed basis through a clearing broker, Pershing LLC, a subsidiary of The Bank of New York Mellon Corporation.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make judgments and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and highly liquid investments with maturities of 90 days or less. The Company has $272,941 in cash equivalents at March 31, 2011.

Income Taxes

The Company is a single member limited liability company and is treated as a "disregarded entity" for tax purposes. Thus the Company's assets, liabilities and items of income, deductions, and tax credits are treated as those of its sole member, Holdings, which is responsible for including the Company in its tax reports. Income taxes are allocated to the Company by Holdings.

2. Significant Accounting Policies (continued)

The Company accounts for taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes* ("ASC 740"). ASC 740 provides guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the statement of financial condition. ASC 740 requires that the Company determine whether a tax provision is more likely than not to be sustained upon examination, including resolution of any appeals or litigation processes, based upon the technical merits of the position. Once it is determined that a position meets this recognition criteria, the position is measured to determine the amount of benefit to be recognized in the statement of financial condition.

Guarantees

The Company applies the provisions of the ASC 460-10, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others ("ASC 460-10")* which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. The Company transacts client orders on a delivery versus payment ("DVP") and receive versus payment ("RVP") basis. The Company has not recorded any liabilities from guarantees under ASC 460-10.

3. Concentration of Credit Risk

The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company's receivables from clearing broker are outstanding with Pershing LLC.

4. Related Party Transactions

The Company shares space, equipment and other related support with Holdings. Under a management services agreement with Holdings, certain overhead expenses, including employee salaries and related costs, insurance and amortization and depreciation of assets are allocated to the Company based on formulas applied to these expenses.

Certain other expenses are incurred by Holdings on behalf of the Company and are not allocated to the Company. Holdings is reimbursed for these unallocated expenses by other affiliates.

Due to Holdings represents the balance due to Holdings from the Company. Receivable or payable balances are settled between the entities throughout the year on at least a quarterly basis. The amount represented in the statement of financial condition was settled on May 10, 2011.

5. Receivable from Clearing Broker

The receivable at March 31, 2011 was $5,468,212. In the ordinary course of business, the Company maintains a cash balance with its clearing agent. This balance includes the required deposit of $250,000.

6. Income Taxes

As more fully described in Note 2, the Company calculates income tax on a separate return basis.

As of March 31, 2011, the Company determined that it has no material uncertain tax positions, interest or penalties as defined within ASC 740, and accordingly, management has concluded that no additional ASC 740 disclosures are required.

The Company does not have any material unrecognized tax benefits. The Company does not believe that it is reasonably possible that the total unrecognized tax benefits will significantly increase within the next 12 months.

Although the Company is not currently under examination by the federal or state income tax authorities, tax years ended March 31, 2009, 2010 and 2011 are open to adjustment by the relevant federal and state income tax authorities.

7. Net Capital Requirement

The Company, a registered broker-dealer, is subject to the Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company utilized the alternative method available under this rule and is required to maintain $250,000 in minimum net capital. At March 31, 2011, the Company had net capital of $4,284,561, which was $4,034,561 in excess of the required minimum net capital.

Advances, dividends, and capital withdrawals may be limited by various regulations in order to maintain required minimum net capital.

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the exemptive provision of section (k)(2)(ii).

8. Subsequent Event

The Company has updated its subsequent event disclosure through May 25, 2011, the date the Company's statement of financial condition is available to be issued.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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For more information, please visit www.ey.com.

Ernst & Young refers to the global organization of member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. This Report has been prepared by Ernst & Young LLP, a client serving member firm located in the United States.

STATEMENT OF FINANCIAL CONDITION

Investec Securities (US) LLC
March 31, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Investec Securities (US) LLC

Statement of Financial Condition

March 31, 2011

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